April 20, 2012
VIA EDGAR

Mr. James E. O'Connor
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Arden Sage Multi-Strategy Fund, L.L.C. (File Nos. 333-177737 and 811-21778) ("Multi-Strategy") Pre-Effective Amendment No. 1 to the Registration Statement

Dear Mr. O'Connor:

On behalf of Arden Sage Multi-Strategy Fund, L.L.C. (the "Fund"), transmitted for filing with the Securities and Exchange Commission (the "Commission") is Pre-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2 (the "Amendment").  The Amendment is being filed in order to respond to your comments to the Fund's Registration Statement on Form N-2 filed on November 4, 2011, and to update certain other information contained therein.

Below, we include our responses to your comments and provide the information you requested.  For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response.  Capitalized terms used but not defined in this letter have the same meanings given in the Amendment.

Offering Summary
1.
The disclosure, on page 8, states that “...because a performance-based fee or allocation will generally be calculated on a basis that includes unrealized appreciation of a Portfolio Fund’s assets, the fee or allocation may be greater than if it were based solely on realized gains.” Please add that the fee or allocation will be based on gains that may never be realized.

The requested disclosure has been added.
2.
The disclosure, on page 13 and elsewhere throughout the prospectus, states that “...the Adviser will not be reimbursed any Excess Operating Expenses so long as the Fund has any outstanding unreimbursed excess operating expenses owed to Robeco under the Fund’s expense limitation agreement with Robeco (which covers expenses accrued by the Fund prior to October 1, 2011).” Please clarify that this statement means that the three-year period during which Robeco may recoup expenses continues after October 1, 2011, only to the extent that Arden Asset

April 20, 2012

Management, in effect, reimburses Robeco out of its own recoupments. Please also clarify that otherwise Robeco’s ability to recoup expenses from the Fund ended on October 1, 2011.

Per our conversation and the documents we provided to you, the description of the expense limitation agreement is consistent with the arrangements agreed to by the parties.
Summary of Fund Expenses, page 19/201
1.
The fee table caption, “Less: Amount Paid or Absorbed Under Expense Limitation Agreement,” may be confusing to investors.  Please substitute a plain English caption, such as: “Expense Reimbursement.”  See the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Craig S. Tyle, General Counsel, Investment Company Institute, dated October 2, 1998.

The requested change has been made.
2.	Please revise the fee table footnotes to be more concise.

The requested change has been made.
Investment Objective, page 23/24
1.
The disclosure states that “[b]y investing through this diverse group, the Master Fund seeks to provide investors with access to the varied skills and expertise of these managers... .” In light of the fact that the Fund is non-diversified, please substitute another term for “diverse.”

The requested change has been made.
2.
Inasmuch as the Fund, by means of its investments in the Portfolio Funds, may implement its strategies through the use of derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.  See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf

We have considered the Staff's observations concerning derivatives contained in the letter referenced above and, in accordance with the letter, have disclosed the use of derivatives by Portfolio Managers.
Investment Strategies, page 25/26
Despite the fact that the investors in the Fund are [institutions and]2 sophisticated investors, they would benefit from descriptions of the Portfolio Managers’ strategies that use less jargon and more plain English.  We suggest that the disclosure about the Portfolio Managers’ four main strategies be revised accordingly.
The investment strategies section has been modified to address the comment.

1	All page numbers correspond to Multi-Strategy Institutional and Multi-Strategy, respectively.

2	Applicable to Multi-Strategy Institutional only

April 20, 2012

Restricted and Illiquid Investments, page 42
Given their illiquidity and the difficulty of valuing investments in hedge funds generally, please explain to us the extent to which the Fund expects to invest in hedge funds that use “side pockets” and/or “special investment accounts.” Please explain to us the due diligence procedures that the Adviser uses before making such investments.  Depending on your responses, we may have additional comments.
The Master Fund generally seeks to "opt out" of Portfolio Fund investments in "side pockets" or "special investment accounts." As a result, only a small portion of the Master Fund's assets (currently estimated at approximately 5% of the Master Fund's net asset value) is exposed to side pockets.
The following disclosure regarding the procedures used by the Adviser in connection with investments in Portfolio Funds that may use side pockets or special investment accounts has been added to the paragraph on page 49/48: "Furthermore, prior to the Master Fund investing in a Portfolio Fund, the Adviser will seek confirmation from the Portfolio Manager that, in the event that the Portfolio Manager allocates Portfolio Fund assets to a special investment account or side pocket that:  (i) the estimated monthly valuations as provided to the Master Fund (which are expected to be based on the audited year-end valuations of the Portfolio Funds) are reflective of the most recently computed fair value of the special investment account or side pocket by the Portfolio Manager; and (ii) the Portfolio Manager computes the fair value of the special investment account or side pocket at least on an annual basis."
Investment Policies and Restrictions, page 48/49
1.
With respect to the Fund’s borrowing and issuance of senior securities, please describe the applicable percentages, and the ongoing nature, of the coverage requirements of Section 18(a) of the Investment Company Act of 1940 (“1940 Act”).

The Fund currently does not intend to borrow.  If in the future the Fund were to borrow, it would adhere to the 300% asset coverage requirements of Section 18(a) of the 1940 Act.  However, it is not anticipated that any such borrowings would exceed 5% of the Fund's net assets.
2.
As a matter of the mechanics involved, please clarify whether it is the Fund or the Master Fund that actually lends portfolio securities.  Please clarify that the Fund’s lending of its portfolio securities is subject to the continuing 300% asset coverage requirement of Section 18(a) of the 1940 Act.  Although an investment company’s lending of its portfolio securities is neither specifically permitted nor restricted by Section 18(a), the staff has taken the position that it is “appropriate to use the Section 18 limitation” (Salomon Brothers No-Action Letter (publicly available May 4, 1975)).  In addition, please explain the role of the Board of Managers with respect to the Fund’s lending of its portfolio securities.  Please also confirm to us that the Fund will receive all of the income on the collateral invested by the Fund.

At present, the Fund and the Master Fund do not intend to engage in lending portfolio securities.  If, in the future, such activity were contemplated, procedures governing portfolio securities lending would be considered and approved by the Board in advance of such activity.
3.
With respect to the Fund’s acquisition of repurchase agreements, please confirm to us that the obligations of the sellers of the repurchase agreements will be “Collateralized Fully,” as that term is defined in rule 5b-3 under the 1940 Act.

April 20, 2012

Currently, the Fund does not intend to enter into repurchase agreements.
4.
The disclosure, on page 49/50, states that “[i]f a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the value of investments or the value of the Fund’s or the Master Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.”  Please disclose that the fund’s ability to pay dividends will be restricted whenever it has asset coverage of less than 300%, as required by Section 18(a) of the 1940 Act.

The requested disclosure has been added.
5.
The disclosure, on page 49/50, states that “[t]he Adviser will not cause the Fund to make loans to...the Adviser or its affiliates, except to the extent permitted by the 1940 Act or as otherwise permitted by applicable law.”  Please explain to us the meaning of this statement.  Please note that, even if other provisions of “applicable law” may permit the Fund to make loans to the Adviser or its affiliates, Section 17(a)(3) of the 1940 Act prohibits such loans, apart from limited exemptive relief.

It is not expected that the Fund will make loans to the Adviser or its affiliates, and therefore, this language has been removed from the above sentence.
Board of Managers, page 49/50
1.	Please disclose the specific characteristics or circumstances of the Fund that make its leadership structure appropriate. See Item 18(5)(a) of Form N-2.

As disclosed in the "Board of Managers" sub-section of the Prospectus, although the Fund does not have a "lead" Independent Manager, the Board of Managers believes that adequate independent leadership is present given the relatively small size of the Board of Managers (75% of which is represented by Independent Managers) and that each of the Fund's critical committees of the Board of Managers (Audit and Nominating) is chaired by an Independent Manager.
2.
The summary descriptions of the Board of Managers’ employment history, in the table on page 50/51, are insufficient to indicate whether each Board member is qualified to serve on the Board.  Item 18(17) of Form N-2 requires a brief discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director.  Please provide disclosure that enables investors to determine whether and why a particular Board member is appropriately qualified to serve, as required by Item 18(17).

The disclosure on page 41 of the Prospectus has been enhanced to reflect the specific experience that qualifies each of the Managers to serve on the Board.
Voting, page 61/62
Please discuss the pass-through voting procedures to be followed by the Fund if the Master Fund requests a vote of its Unit holders.
Consistent with Section 12(d)(1)(E) and as disclosed on page 45 of the Prospectus, if the Master Fund were to solicit the vote of the Fund, the Fund would seek instructions from its Members on how to vote, or would vote in the same proportion and in the same manner as all other members

April 20, 2012

of the Master Fund.  Any proxy materials received from the Master Fund by the Fund would be furnished to Members of the Fund.
Net Asset Valuation, page 65/66
1.	Please provide us with a copy of the valuation procedures specifically adopted by the Board of Managers and the Master Fund Board to determine the value of the Master Fund’s investments.

The valuation procedures of the Fund and the Master Fund are attached hereto.
2.
The description of the valuation procedures adopted by the Fund is different from the description of the procedures adopted by an affiliated feeder fund of the Master Fund, Arden Sage Multi-Strategy TEI Institutional Fund, L.L.C. ("TEI Institutional Fund") (333-177524 and 811-22225).  If there are substantive differences in the valuation procedures of the two funds, please describe them.  If there are none, please consider conforming the descriptions to eliminate the possibility of investor confusion.

The Fund and the TEI Institutional Fund have adopted the same valuation procedures.  The sections on net asset valuations have been conformed so that they read in materially the same way, with the exception of certain differences attributable to the different tax treatment of the TEI Institutional Fund and the Fund (i.e., the TEI Institutional Fund is taxed as a partnership, and thus has a capital account system, whereas the Fund is taxed as a corporation).
3.	Please revise the following statements, on pages 66-68, by making the underlined changes.

•
“Before investing in any Portfolio Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Portfolio Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by the Fund and the Master Fund for valuing their own investments.”

•
“Although the procedures approved by the Board of Managers and the Master Fund Board provide that the Adviser will periodically review the valuations of interests in Portfolio Funds provided by the Portfolio Managers, the Adviser will not be able to confirm independently the accuracy of valuations of such interests provided by such Portfolio Managers (which are unaudited, except for year-end valuations).”

•
“The Fund’s and the Master Fund’s valuation procedures adopted by their respective Boards require the Adviser to consider all relevant information available at the time the Fund and the Master Fund value their respective assets.  The Adviser or, in certain cases, the Board of Managers and the Master Fund Board, will consider such information, and may conclude in certain circumstances that the information provided by a Portfolio Manager does not represent the fair value of the Fund’s and the Master Fund’s interests in a Portfolio Fund.”

•
“Following procedures adopted by the Board of Managers and the Master Fund Board, the Adviser could value the Fund’s investment in a Portfolio Fund at the Portfolio Fund’s net asset value as reported at the time of valuation, or, if appropriate and in light of the relevant circumstances, adjust such value to reflect a premium or discount to net asset value.  Any such decision must be made in good faith, and subject to the review and supervision of the Board of Managers and the Master Fund Board.”

April 20, 2012

•
“Failure of a Portfolio Fund to provide on a timely or accurate basis required monthly valuation information to the Master Fund could result in an adjustment to the fair value given by the Fund and the Master Fund to their investment in a Portfolio Fund or a decision by the Adviser to liquidate the Fund’s and the Master Fund’s investment in a Portfolio Fund.  The valuations reported by the Portfolio Managers, upon which the Fund and the Master Fund calculate their net asset value, may be subject to later adjustment, based on information reasonably available at that time.”

•
“If market quotations are not readily available, securities and other assets, will be valued at fair value as determined in good faith by, or under the supervision of, the Board of Managers and the Master Fund Board.”

•
“Debt securities with remaining maturities of 60 days or less, absent unusual circumstances, will be valued at amortized cost, so long as such valuation is determined by the Board of Managers and the Master Fund Board to represent fair value.”

•
“When such significant events materially affect the values of securities held by the Master Fund or its liabilities, these securities and liabilities may be valued at fair value as determined in good faith by, or under the supervision of, the Board of Managers and the Master Fund Board.”

The requested changes have been made.
Purchase of Units, page 71
The disclosure in this section and in subsequent sections refers to “Robeco,” rather than “Arden.” Is this correct?
The references to Robeco Securities in the Prospectus were intended because at the time of the filing, Robeco Securities still served as the Fund's distributor.  The Prospectus has been updated to reflect that Arden Securities LLC now serves as the Fund's distributor.
Dividends and Capital Gains, page 77/78
Please inform us as to whether the Fund intends to report a distribution yield.  If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the components of the distribution yield.  In addition, any reports containing distribution yields should be accompanied by the SEC total return and/or yield and the Fund should also disclose that the distribution yield does not represent the performance of the Fund.
The Fund does not intend to report a distribution yield.
General
We note that portions of the filing are incomplete.  We may have additional comments: on such portions, when you complete them in a pre-effective amendment; on disclosures made in response to this letter; on information supplied supplementally; or on exhibits added in a pre-effective amendment.
Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

April 20, 2012

The Fund confirms that it has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with the Registration Statement.

In addition to the foregoing, the Fund acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*       *       *

The Fund believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 756-2131.  Thank you for your assistance regarding this matter.

Very truly yours, /s/ George M. Silfen George M. Silfen

Appendix A

ARDEN ASSET MANAGEMENT LLC

STATEMENT OF PROCEDURES FOR
THE VALUATION OF THE PORTFOLIO SECURITIES
FOR UNREGISTERED AND REGISTERED INVESTMENT VEHICLES

("VALUATION PROCEDURES")

I.
COVERAGE:  Unless expressly specified otherwise in the applicable account governing documents, these Valuation Procedures apply to the valuation of all accounts (including all Registered Investment Companies ("RICs")) managed by Arden Asset Management LLC (the "Adviser") as management company, investment adviser or in a similar capacity (each a "Fund").

II.
VALUATION PROCEDURES:  The value of interests of a Fund (except for a RIC) will be determined as described in the Fund's Private Placement Memorandum, unless the Adviser determines otherwise.  Each Fund's investments will be valued in accordance with the methodologies set forth in Attachment A, as modified or supplemented from time to time by the Adviser, and, in the case of a RIC, with the approval of its Board of Managers (the "Board," the members of which are referred to as the "Managers").

III.
PERIODIC REVIEW:  For the purpose of ensuring the effectiveness of the methodologies and procedures used in valuing securities of a Fund, the Adviser will periodically evaluate such methodologies and procedures and implement any changes to the Valuation Procedures (in the case of a RIC, subject to the approval of the Board or its valuation committee) including the attached methodologies, as deemed necessary.

ATTACHMENT A

METHODOLOGY FOR VALUATION OF PORTFOLIO SECURITIES

A.	MARKET VALUATION PROCEDURES

To the extent that a Fund holds securities and other investments other than Private Fund Interests (as defined below), including having acquired such securities or other investments in the form of an in-kind distribution from a Private Fund, the Fund will generally value these portfolio securities and other investments as described herein.  The value of the portfolio securities of a Fund for which a market quotation is readily available will generally be determined in accordance with the following procedures:

(i)
Traded Securities.  Domestic exchange traded securities (other than equity securities traded primarily on the Nasdaq Stock Market, Inc. ("Nasdaq")) will be valued at their last composite sale prices as reported on the exchanges where those securities are traded.  If no sales of those securities are reported on a particular day, the securities will be valued based upon their composite bid prices for securities held long, or their composite ask prices for securities held short, as reported by those exchanges.  Securities traded on a foreign securities exchange will be valued at their last sale prices on the exchange where the securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices (in the case of securities held long) or ask prices (in the case of securities held short) as reported by that exchange.  Other securities for which market quotations are readily available will be valued at their bid prices (or ask prices in the case of securities held short) as obtained from one or more dealers making markets for those securities. If market quotations are not readily available, securities and other assets and liabilities will be valued at fair value as determined in good faith by, or under the supervision of, the Adviser, and, in the case of a RIC, by its Board1.

Securities traded primarily on Nasdaq will be valued at the Nasdaq Official Closing Price ("NOCP") (which is the last trade price at or before 4:00:02 p.m. (Eastern Time) adjusted up to Nasdaq's best offer price if the last trade price is below such bid and down to Nasdaq's best offer price if the last trade is above such offer price).  If no NOCP is available, the security will be valued at the last sale price on the Nasdaq prior to the calculation of the net asset value (“NAV”) of a Fund.  If no sale is shown on Nasdaq, the bid price will be used.  If no sale is shown and no bid price is available, the price will be deemed "stale" and the value will be determined by the Adviser in accordance with the fair valuation procedures set forth herein.

(ii)
Debt Securities.  Debt securities generally are valued in accordance with the procedures described above.  However, the Adviser may in its discretion elect for debt securities to instead be valued by a pricing service which employs a matrix to determine valuations for normal institutional size trading units.  The matrix can take into account various factors, including, without limitation: bids, yield spreads, and/or other market data and specific security characteristics (e.g., credit quality, maturity and coupon rate).

1 For purposes of Sections A, B and C of this Attachment A, references to a "Board" shall include its valuation committee appointed in accordance with the procedures described herein.

The Adviser will periodically monitor the reasonableness of valuations provided by the pricing service.  Debt securities with remaining maturities of 60 days or less will, absent unusual circumstances, be valued at amortized cost, so long as such valuation is determined by the Adviser to represent fair value.

(iii)
Foreign Securities.  All assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service compiled as of 4:00 p.m. London time.  Trading in foreign securities generally is completed, and the values of foreign securities are determined, prior to the close of securities markets in the U.S.  Foreign exchange rates are also determined prior to such close.  On occasion, the values of foreign securities and exchange rates may be affected by events occurring between the time as of which determination of values or exchange rates are made and the time as of which the net asset value of a Fund is determined.  When, in the judgment of the Adviser, an event materially affects the values of securities held by a Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith by, or in accordance with procedures adopted by, the Adviser, or in the case of a RIC, by its Board.

(iv)
Derivative Securities.  Exchange-traded derivatives shall be valued as set forth above, and other derivative instruments shall be valued based on quotes provided from the counterparty to the transaction or some other independent party.

(v)
Overrides.  If, in the Adviser's view due to extraordinary circumstances, the readily available market quotation for any security is not reflective of the security's market value, the Adviser may instead value the security at fair value.  However, in the case of a RIC, the Adviser will provide a recommended fair value for consideration and approval by the RIC's Board.  In any such situation, if the Adviser determines in good faith that an override of the value assigned to the security under the procedures described above is warranted, it (or, in the case of a RIC, its Board) will value the security at fair value in good faith in accordance with procedures herein; provided, that with respect to certain accounts, such as those subject to Title I of ERISA, the Adviser may only apply such an override to reflect a discount.  A written record will be maintained with respect to each override and such record will include a description of the circumstances that contributed to the Adviser's determination that an override was necessary or warranted and the basis of the fair valuation.

The Adviser may select one or more pricing services, as needed.

B.	FAIR VALUATION PROCEDURES

The Adviser shall utilize the procedures set forth below to value securities (including those listed above in (A)) for which market valuations are not readily available at amounts reflecting their fair value.

The investment strategy of a Fund provides for the allocation of the Fund's assets primarily among a professionally selected group of private investment vehicles (each, a "Private Fund").  A Fund's ownership interest in such Private Funds ("Private Fund Interests") will be subject to substantial restrictions on transfer and the Fund will typically have only limited rights to withdraw its investment in a Private Fund.  Information on the value of a Fund's interests in a Private Fund is typically provided by the managers of the Private Fund on a monthly basis.

Private Fund Interests generally do not have readily available market prices.  The Adviser shall have the responsibility to determine the fair value of a Private Fund Interest.

Private Funds

(i)
Prior to investing in any Private Fund, the Adviser will conduct a due diligence review of the valuation methodology used by the Private Fund.  The Adviser will review the valuation procedures used by the Private Funds and their managers (initially and periodically thereafter).  As a general matter, the due diligence seeks confirmation that the Private Fund utilizes principles of fair value (as defined by the applicable accounting standards subscribed to by the Private Fund) that the Adviser reasonably believes to be consistent with those used by the Funds for valuing their investments.  On the basis of such due diligence and review, absent extraordinary circumstances, the Adviser will value Private Fund Interests at the value determined by the Private Fund's manager in accordance with the policies established by the Private Fund or its manager, and may rely on estimates from Private Funds and is not required to restate or otherwise revalue Fund assets based on final valuations from such Private Funds.  Additionally, absent extraordinary circumstances, the Adviser will value Private Fund Interests without taking into account restrictions on redeeming the Private Fund Interests, or secondary market transactions involving such Private Fund Interests that may reflect redemption restrictions (even if the Advisor or its affiliates are a party to such transactions); except that if the Fund is a party to a secondary transaction involving its sale of a Private Fund Interest, on or after the effective date of such transaction such asset shall generally be valued based on the negotiated sale price.  To the extent the Fund effects a redemption of a Private Fund Interest, absent extraordinary circumstances, on or after the effective date of such redemption such asset shall generally be valued based on the anticipated redemption proceeds (including any holdback).

(ii)
The types of extraordinary circumstances that may warrant the Adviser valuing Private Fund Interests (or anticipated proceeds from a redemption of a Private Fund Interest) other than at the value determined by the Private Fund's manager include, but are not limited to:  suspension of the calculation of net asset value or suspension of redemptions by such Private Fund; occurrence (or allegation) of fraud with respect to such Private Fund or its manager; institution of a regulatory investigation or action against such Private Fund or its manager; institution of civil litigation against such Private Fund or its manager; announced or discovered discrepancy with respect to valuation of such Private Fund; significant and repeated material variations between estimated and final valuations and/or final and audited valuations of such Private Fund; and failure of such Private Fund to provide a valuation on a timely basis; and, based on relevant information available (and deemed reliable by the Adviser) at the time, any other significant development or factor that causes the Adviser to believe that the value provided by the Private Fund does not represent its fair value.  Any such valuation (i.e., using a valuation other than that determined by the Private Fund's manager) shall, with respect to a RIC, be subject to the consideration and approval of its Board (a "Fair Value Determination").

(iii)
The fair value of a Private Fund Interest shall be the value that a Fund could reasonably expect to receive from a Private Fund if the Private Fund Interests were redeemed at the time the valuation is made (notwithstanding redemption restrictions) based upon information reasonably available at such time and that the Adviser believes to be reliable.  If, due to extraordinary circumstances, the Adviser believes that the valuation of a Private Fund Interest does not represent its fair value (or if the Private Fund does not report a valuation for its Private Fund Interest on a timely basis) the Valuation Committee of the Adviser will take steps to ascertain the fair value of a Private Fund by, among other things, making appropriate inquiries of the manager of the Private Fund.  In such cases, the Adviser's Valuation Committee will consider whether it is appropriate in light of all relevant circumstances, including the valuation factors listed below and the Adviser's knowledge of the Private Fund's portfolio holdings at the time of valuation, to value the Private Fund Interest at the value reported by the Private Fund, or whether to adjust such value to reflect a premium or discount; provided, that with respect to certain accounts, such as those subject to Title I of ERISA, the Adviser may only make such adjustments to reflect a discount.  With respect to a RIC, the determinations of the Adviser's Valuation Committee shall be provided to the RIC's Board for its consideration and approval.  A written record will be maintained with respect to each override and such record will include a description of the circumstances that contributed to the Adviser's Valuation Committee determination that an override was necessary or warranted and the basis of the Adviser's, and, in the case of a RIC, the Board's, valuation.

(iv)	Valuation Factors. Any one or more of the following factors, as relevant, may be taken into account in determining fair value of securities for which market quotations are not readily available:

•	the cost of the security;
•	independent appraisals;
•	the fundamental analytical data relating to the security;
•	the value of other related financial instruments, including derivative securities, traded on other markets or among dealers;
•	trading volumes on markets, exchanges, or among dealers;
•	values of baskets of securities traded on other markets;
•	changes in interest rates;
•	observations from financial institutions;
•	government (domestic or foreign) actions or pronouncements;
•	other news events;
•	information as to any transactions or offers with respect to the security;
•	price and extent of public trading in similar securities of the issuer or comparable companies;
•	nature and expected duration of the event, if any, giving rise to the valuation issue;
•	pricing history of the security, including recent trading data;
•	the relative size of the position in the portfolio;
•	other relevant information;
•	performance of other funds with similar strategies;
•	actual values for some portion of a Private Fund's holdings (if known);
•	any recent sales;
•	liquidity terms and other transfer restrictions imposed by the Private Fund
•	the imposition of a gate for a Private Fund; and

•	suspension of the net asset value calculation or redemption payments for a Private Fund.

(v)	Foreign Securities. With respect to securities traded on foreign markets, the following factors also may be relevant:

•	the value of foreign securities traded on other foreign markets;
•	ADR trading;
•	closed-end fund trading;
•	foreign currency exchange activity; and
•	the trading of financial products that are tied to baskets of foreign securities, such as certain exchange-traded index funds.

(vi)	Records. The Adviser will prepare and preserve a record of each valuation determined under these procedures.

C.	FUND VALUATION PROCEDURES

In determining the final value of interests or units in a Fund, the Adviser will aggregate the values of all assets and liabilities of the Fund.  In light of the fact that reports provided by Private Funds to a Fund of final valuations of such Fund's interest in such Private Fund may be subject to significant delays, the Adviser may in its discretion base its final valuation of interests in a Fund for any period on a combination of final and, to the extent final valuations from a Private Fund are not available, estimated valuations of such Fund's Private Fund Interests.  Accordingly, the Adviser's determination of the final value of interests of the Fund may be based upon estimated or unaudited information provided by Private Funds that may be subject to later adjustment or revision by the Private Funds.  Any such adjustment or revision will either increase or decrease the value of the Fund at the time that the Fund is provided with information regarding the adjustment.  The Adviser generally does not expect to restate a Fund's previous valuations to reflect an adjustment or revision by a Private Fund.  However, with respect to a RIC, its Board may determine to restate previous Fund valuations or the Adviser may restate such valuations pursuant to procedures adopted by the Board or the RIC's Chief Compliance Officer. Accordingly, an investor in a Fund may redeem its interest in such Fund at a value that is higher or lower than a subsequently adjusted amount.  For example, any increases in the value of the Fund's interests resulting from a subsequent adjusted valuation generally will be entirely for the benefit of the outstanding interests of the Fund and to the detriment of investors who had interests of the Fund redeemed at a value lower than the adjusted amount.  The same principles apply to the purchase of interests in the Fund, and new investors and existing investors may be affected in a similar way.  Under extraordinary circumstances that materially impact the Adviser's ability to calculate the value of interests of a Fund, the Adviser (and with respect to a RIC, its Board) may suspend such valuation of Fund interests.  The Adviser's Valuation Committee shall meet on an appropriate basis to consider matters relating to the Adviser's operations, including determinations relating to extraordinary circumstances.

D.	BOARD OVERSIGHT PROCESS FOR RICS

The Board of each RIC has delegated to the Adviser general responsibility for determining, in accordance with the procedures set forth above (the "Procedures"), the value of the assets held by a RIC as of any day on which the NAV is determined.  These Procedures, which have been approved by the Board, including a majority of the independent Managers2 of each RIC, are intended to guide the Adviser in fulfilling its responsibilities.  These Procedures recognize that, subject to the oversight of the Board and unless otherwise noted, primary responsibility for day-to-day valuation of a RIC's assets rests with the Adviser.  These Procedures shall be reviewed by the Board no less frequently than annually.  Each Board has established a valuation committee (the "Committee") to meet on an as needed basis (i.e., in between Board meetings), with such Committee being comprised of any three members of the Board.  The Committee quorum requirement shall be two members, present either in person or by phone. Contacting Managers and scheduling a meeting shall be the responsibility of the Principal Manager of the RIC.

(i)  Quarterly Board Reporting:  The Adviser shall provide the Board of each RIC at each regularly scheduled meeting of the Board with the following information with respect to such RIC:

1.	a list of all securities and other investments of the RIC that have been valued in accordance with a Fair Value Determination by the Committee;

2.	a list of all securities and other investments valued pursuant to a Fair Value Determination and thereafter sold by the RIC, as well as the applicable sales price;

3.
information with respect to any new pricing agents or services utilized in valuing securities and other investments of the RIC and any problems or issues arising out of the use of any pricing agents; and

4.	such other information as the Committee or the Adviser deems relevant.

(ii) Recommendations to Committee:  At the meeting of the Committee called for the purpose of valuing a security or other investment, a representative of the Adviser familiar with the investment shall describe to the Committee the nature of the investment, the circumstances requiring a determination by the Committee and the Adviser's recommended methodology for determining fair value.

(iii) Committee Determination:  The Committee shall, consistent with the standards set forth herein, determine the methodology to be used in determining the fair value of a security or other investment.  In doing so, it may give appropriate weight to the recommendations of the Adviser.

(iv)  Period of Effectiveness:  Any determination by the Committee that a security or other investment held by a RIC should be valued in a particular manner shall be effective for all subsequent calculations of the RIC's NAV until such time as either:

 2  The independent Managers are those Board members who are not "interested persons" of the RIC within the meaning of the Investment Company Act of 1940, as amended.

1.	the RIC no longer owns the security or other investment in question;

2.	a Fair Value Determination is no longer required; or

3.	the Committee determines to modify or terminate its prior determination.